MORSE, ZELNICK, ROSE & LANDER

A   L I M I T E D   L I A B I L I T Y   P A R T N E R S H I P

405 PARK AVENUE

NEW YORK, NEW YORK 10022-2605

212-838-1177

FAX – 212-838-9190

December 9, 2009

WRITER’S DIRECT LINE
(212) 838-8269

Ms. Peggy Fisher, Esq.

Assistant Director

Division of Corporate Finance

Mail Stop 3030

Securities and Exchange Commission

Washington. D.C. 20549

Re:	BioCurex, Inc. (f/k/a Whispering Oaks International, Inc.)
Amendment No. 3 to Registration Statement on Form S-1
Filed December 9, 2009
File No. 333-162345

Dear Ms. Fisher:

On behalf of BioCurex Inc. (the “Company”), we submit this response to your letter dated December 8, 2009. This letter is being filed electronically through the EDGAR system as an adjunct to Amendment No. 3 to the above-referenced Registration Statement. In addition, we are sending you by overnight courier three copies of Amendment No. 3 marked to show changes from the original Registration Statement as well as a hard copy of this letter.

Our responses are keyed to your comments in the order in which they appear in your letter of comments. In order to facilitate your review we have incorporated your comments in bold into this response letter.

1.

Reconcile your response regarding the existence of a prototype with the disclosure on page 38, which states that you “are in the process of developing a prototype” and you include a “rendering” of what you “envision” that the test device will look like.

The disclosure on page 38 has been revised to indicate that the prototype has been developed.

2.	Regarding your response to prior comment 8:

	•	Your second sentence indicates that the Inverness license contains “product and development” milestones. Your penultimate sentence states that there are no product and development milestones. Please reconcile; and

December 9, 2009

The second sentence has been deleted.

•

Your disclosure implies that the annual minimum royalty amount you will receive is the same over the duration of your agreement with Inverness. It also implies that you are entitled to a minimum royalty indefinitely. If that is not true, please revise to eliminate that implication. Also, if the royalty amount you will receive changes, as implied by Section 4.3 of Exhibit 10.4, please revise to describe the nature of the change; for example, does the amount increase or decrease in future terms?

The disclosure has been revised to incorporate your comments.

3.

Expand the last sentence to disclose the payment terms for the annual minimum royalty payment. For example, state whether the license requires Inverness to pay it in incremental amounts throughout 2010 or in a lump sum at the end of 2010.

The Inverness license does not state when or how the minimum annual royalty is to be paid and the Company has not had any discussions with Inverness yet in that regard. The disclosure has been revised to state that the annual minimum royalty began to accrue on December 4, 2009 and the payment thereof is unspecified in the license and will be determined in discussions or negotiations with Inverness

4.	We note your response to prior comment 9:

	•	That response indicates that you may grant the options mentioned here prior to completion of this offering. Your disclosure here states that the options will be granted immediately after this offering is completed. Please reconcile; and

	•	Please clarify when “this offering is completed.” For example, do you mean after the underwriter purchases and sells to the public 1,200,000 units or after the 45-day option mentioned on the cover page expires? Or do you mean after all shares underlying the redeemable warrants have been issued by you?

The options in question will be granted immediately before the Registration Statement is declared effective. The disclosure on pages 6 and 51 have been revised accordingly.

5.

We from your response to prior comment 11 that you have requested confidential treatment for portions of Exhibit 10.3(c) to your registration statement. We will review and provide any comments on your request separately. Please resolve all comments regarding your request prior to requesting effectiveness of the registration statement.

Your comment is noted.

December 9, 2009

6.	We will continue to evaluate your responses to prior comments 13 and 17 after you file a final, signed and update opinion.

Your comment is noted.

7.	Regarding your response to prior comment 14:

	•	Paragraph (a) indicates you are offering 15 million units. Your prospectus indicates you are offering only 1,500,000 units. Please reconcile; and

	•	Given your disclosure that each unit consists of the same number of shares common stock and redeemable warrants, please tell us why paragraphs (c) and (d) include a different number than paragraph (b).

The draft opinion has been revised to correct the typos.

Very truly yours,

Morse, Zelnick, Rose & Lander, LLP

By:     /s/ Joel J. Goldschmidt

Joel J. Goldschmidt

cc: Mr. Geoffrey Kruczek, Esq. (703-813-6985)